May 1, 2015

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3628

John P. Breedlove Vice President, General Counsel & Corporate Secretary Imation Corp. 1 Imation Way Oakdale, MN 55128 jpbreedlove@imation.com 651-704-3006 phone

RE:	Imation Corp.
Definitive Additional Soliciting Materials on Schedule 14A
Response dated April 20, 2015
File No. 001-14310

Dear Mr. Duchovny:

On behalf of Imation Corp. (“Imation” or “the Company”), this letter is in reply to your comment letter dated April 27, 2015 with respect to the above referenced Definitive Additional Soliciting Materials on Schedule 14A, which was a letter to the Company’s shareholders dated April 10, 2015 (the “Shareholder Letter”). Our responses are set forth below following the text of each comment contained in your letter.

General

1. Please provide further support for your belief that Clinton may engage in plans for the company that could involve ROI Acquisition II. In this regard, please expand upon your factual basis supporting or linking ROI Acquisition II’s plans to invest in a target company and Imation. For example, please explain why or how the company may be a suitable target for those type of transaction. Please be specific. In addition, we note that an acquisition of Imation by ROI Acquisition II would appear to frustrate Clinton’s apparent interest in maximizing the company’s federal net operating loss carryforwards and state income tax loss carryforwards. Please reconcile these responses.

Response

Our prior disclosures, including the Shareholder Letter, have not stated that Clinton has plans to use ROI Acquisition II (“ROI”) to acquire Imation. Our view is as follows:

•	It is a fact that ROI is a “blank check” special purpose acquisition corporation already funded with $125 million in capital that must make an acquisition by September 20, 2015 or return the capital to investors. We have previously made disclosure to that effect.

Mr. Duchovny

United States Securities and Exchange Commission

May 1, 2015

•	We believe that Clinton has an intention to use Imation as a roll-up acquisition vehicle in order to utilize the Company’s federal net operating loss carryforwards and state income tax loss carryforwards (collectively, the “NOLs”). This belief is based on the interest level expressed by Clinton in the NOLs in discussions between Clinton and the Company’s financial advisor and in Clinton’s proxy statement. The NOLs would have to be used in one or more acquisitions where Imation is an acquisition vehicle to have any value.

•	We understand that Clinton could use ROI to acquire one or more companies as part of the roll-up strategy, and then use Imation to acquire ROI to gain the benefit from the NOLs. This would provide Clinton with an opportunity to use two very significant and readily available assets to its advantage--the funds in ROI and the NOLs on the Company’s books.

Clinton has not been willing to tell us about their specific plans in our discussions with them or in their public disclosures. In that light, and in light of the points made above, we believe we have a reasonable basis for asking the question in the Shareholder Letter as to what is Clinton’s intention with the regard to ROI. We recognize that the NOLs would not be of value in an acquisition of Imation by ROI, and we have not made, and will not make in the future, statements that ROI could use the NOLs in an acquisition of Imation.

2. Please disclose the substance of your response to comment 1, bullet point six, relating to your position to deliver substantial growth and shareholder value, and bullet point seven, relating to Microsoft’s expected release of Windows 10.

Response

We will disclose the substance of our response to comment 1, bullet point six, relating to our position to deliver substantial growth and shareholder value, and bullet point seven, relating to Microsoft’s expected release of Windows 10. We note that we have previously made similar disclosures in our prior SEC filings and press releases. We will provide additional disclosure in the Company’s earnings release scheduled to be issued on May 6, 2015.

3. Please clarify, if true, the “special opportunities” and “acquisition strategy” you reference that are unavailable to “other shareholders,” in response to comment 4, relate solely to your belief that Clinton’s plans could involve ROI Acquisition II. If not, please disclose a reasonable factual basis for your beliefs with respect to other opportunities or acquisition strategies.

Response

In addition to the acquisition strategy that could involve ROI, our reference also includes the fact that Clinton is offering that all of its director nominees serve in executive roles at Imation with undefined compensation parameters.

4. We note your response to comment 4. Please tell us, or disclose, in greater detail, the factual foundation for your belief that the Clinton nominees have questionable backgrounds.

Response

The foundation for our belief that the Clinton nominees have questionable backgrounds includes the following:

Mr. Duchovny

United States Securities and Exchange Commission

May 1, 2015

•	The Clinton nominees have limited public company experience in their backgrounds.

•	None of the Clinton nominees has any experience managing or leading an international business in their backgrounds, yet over 50% of Imation’s revenues are from outside the United States.

•	65% of shareholder value was lost after Clinton gained board representation, specifically Mr. De Perio, at Overland Storage Inc.

•	98% of shareholder value was lost after Clinton’s SPAC merged with EveryWare Global, Inc. In addition, both Mr. De Perio and Mr. Kasoff served as directors of EveryWare during that time frame.

•	Wet Seal, Inc. went into bankruptcy after Clinton gained control of the board of Wet Seal.

•	Mr. Fernander served as CEO of Gnodal Limited and left Gnodal for undisclosed reasons just six months before it went into bankruptcy.

We believe these facts raise questions about the backgrounds of the Clinton nominees.

5. We note your statement “assuming that the three current Imation Directors decide to stay on the Board for some time following the election, which is a questionable assumptions…” Please disclose this assumption and viewpoint. Further, please disclose and discuss the reasoning behind this assertion.

Response

Our intent was to indicate that there can be no assurance that the three current Imation Directors will stay on the Board for the remainder of their terms. To date, we are not aware that any of the three current Imation Directors are planning to resign at any time following the annual meeting and prior to the expiration of their respective terms. We believe that this lack of assurance is important to shareholders to consider as they decide on the future composition of the Board, and we will provide additional disclosure to that effect. As noted in our prior response letter dated April 20, 2015 (to your comment letter dated April 13, 2015), notwithstanding statements made by Clinton that they look forward to working with the three remaining Imation Directors, Clinton’s prior actions have not demonstrated any interest in working with the current Imation Board, they have rebuffed all such efforts by Imation and declined to offer any substantive plans or suggestions for the current Board to consider or discuss, and have made many negative statements regarding the current Board and the steps that they would take to penalize the current Directors if elected to the Board. We note that these matters have been previously disclosed. We believe that it will be a difficult working relationship on the Board if Clinton’s nominees are all elected, and we will again provide disclosure of our reasoning.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Duchovny

United States Securities and Exchange Commission

May 1, 2015

We believe our responses set forth above are responsive to the staff’s comments. If you have any additional questions or would like to discuss this further, please feel free to call me at (651) 704-3006.

Sincerely,

/s/ John P. Breedlove
John P. Breedlove
Vice President, General Counsel and Corporate Secretary